SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                          MAFCO CONSOLIDATED GROUP INC.
                              (Name of issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of class of securities)

                                559025 10 1
                               (CUSIP number)

                              Glenn P. Dickes
                       625 Madison Avenue - 11th Floor
                         New York, New York  10021
                              (212) 572-8500

               (Name, address and telephone number of person
              authorized to receive notices and communications)

                         with a copy to:

                        Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                               JANUARY 21, 1997
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ).

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                    This statement amends and supplements the
          Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), in connection with their ownership of shares of common stock, par value $.01 per share, of Mafco Consolidated Group Inc., a Delaware corporation ("Mafco"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

          Item 2. Identity and Background.

                    Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

                    On April 10, 1996, C&F Parent changed its name to Mafco Consolidated Holdings Inc.

                    On May 8, 1996, Drew Lewis became a director of Mafco replacing Robert Day who did not stand for re-election.

                    As of January 7, 1997, Robert Sargent Shriver
          III was no longer a director of Mafco.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended to add the following at the end thereof:

                    On January 21, 1997, Mafco Holdings proposed a transaction to the Board of Directors of Mafco pursuant to which Mafco would acquire all publicly held shares of its Common Stock at a price of $38.50 per share in cash. Under the proposal, the $38.50 per share price would be adjusted, up or down, to the extent that the proceeds per share in a proposed secondary offering by Mafco of shares of common stock ("Cigar Common Stock") of Consolidated Cigar Holdings Inc., a Delaware corporation and 80.2% owned subsidiary of Mafco ("Consolidated Cigar"), was greater or less than $24.50, the closing price of a share of Cigar Common Stock on the New York Stock Exchange on January 20, 1997.

                    In light of the overlapping equity ownership between Mafco Holdings and Mafco, Mafco Holdings requested that Mafco form a special committee of independent directors to consider its proposal.

                    On January 21, 1997, Mafco announced that it intends to make underwritten offerings of approximately
          4.0 million shares of Cigar Common Stock and $150.0 million principal amount of Mafco notes exchangeable for other shares of Cigar Common Stock held by Mafco.

          Item 7.  Material to be Filed as Exhibits.

                   Item 7 is hereby amended to add the following at the end thereof:

          Exhibit 4:     Letter from Mafco Holdings Inc. dated
                         January 21, 1997 to Mafco Consolidated
                         Group Inc.


                                  SIGNATURES

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

          Dated:  January 23, 1997

                              MAFCO HOLDINGS INC.
                              MAFCO CONSOLIDATED HOLDINGS INC.

                              By:     /s/ Barry F. Schwartz
                                  ______________________________
                                   Name:  Barry F. Schwartz
                                   Title: Executive Vice President



                                Exhibit Index

          Exhibit 4:     Letter from Mafco Holdings Inc. dated
                         January 21, 1997 to Mafco Consolidated
                         Group Inc.